Exhibit (p)

DIVIDEND CAPITAL GLOBAL REAL ESTATE FUND OF FUNDS, L.P.

PURCHASE AGREEMENT

Purchase Agreement dated February 11, 2008 between Dividend Capital Global Real Estate Fund of Funds, L.P., a limited partnership formed under the laws of the State of Delaware (the “Fund”), and Black Creek FOF Advisor LLC (the “Adviser”), a limited liability company organized under the laws of the State of Delaware.

WHEREAS, the Fund is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell units of limited partnership interests of (the “units”) of the Fund in a public offering pursuant to a registration statement filed with the Securities and Exchange Commission on Form N-2, as amended from time to time (the “Registration Statement”).

NOW, THEREFORE, the Fund and the Adviser agree as follows:

1.	The Fund offers to sell to the Adviser, and the Adviser agrees to purchase from the Fund, 154 units of the Fund at a price of $960 per unit, for an aggregate price of $147,840 on February 11, 2008.

2.	The Adviser acknowledges that the units are not listed on an exchange and that there is no secondary trading market for the units.

3.	The Adviser represents and warrants to the Fund that the Adviser is acquiring the units for investment purposes only and not with a view toward redemption, resale or further distribution.

4.	The Adviser’s right under this Purchase Agreement to purchase the units is not assignable.

IN WITNESS WHEREOF, the Fund and the Adviser have caused their duly authorized officers to execute this Purchase Agreement as of the date first above written.

DIVIDEND CAPITAL GLOBAL REAL ESTATE FUND OF FUNDS, L.P.		BLACK CREEK FOF ADVISOR LLC

By:	/s/ Stuart Baldwin	By:	/s/ Howard Margolis
Name:	Stuart Baldwin	Name:	Howard Margolis
Title:	Vice President and Assistant Secretary	Title:	President